May 22, 2013

To the Members of the Board of

Windaus Global Energy, Inc.

Dear Sirs:

This letter shall serve as notice that effective immediately, I hereby resign from my positions as Chief Executive Officer and as a member of the board of directors of Windaus Global Energy, Inc. (the “Company”), and all other positions to which I have been assigned, regardless of whether I served in such capacity, of the Company. The resignation is not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Sincerely,

/s/ David Worrall

David Worrall